UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Aware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05453N-10-0

(CUSIP Number)

John S. Stafford, Jr.

c/o Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL  60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization John S. Stafford, Jr.: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 326,671(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 326,671(1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 326,671(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.5%

14.	Type of Reporting Person (See Instructions): IN

(1) Represents 326,671 shares held in a revocable trust indirectly beneficially owned by Mr. Stafford.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,253,508(2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,253,508(2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,253,508(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%

14.	Type of Reporting Person (See Instructions): IN

(2) All 3,253,508 shares beneficially owned by Mr. Stafford are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,253,508(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,253,508(3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,253,508(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%

14.	Type of Reporting Person (See Instructions): BD

(3) All 3,253,508 shares beneficially owned by John S. Stafford, III. are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. James M. Stafford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,358,251

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,358,251

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,358,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 05453N-10-0

This Amendment No. 8 (this “Amendment”) to the Statement on Schedule 13D filed on May 1, 2009, as amended pursuant to Amendment No. 1 filed on September 28, 2010, Amendment No. 2 filed on March 11, 2011, Amendment No. 3 filed on April 1, 2011, Amendment No. 4 filed on February 14, 2012, Amendment No. 5 filed on November 20, 2013,  Amendment No. 6 filed on February 14, 2014  and Amendment No. 7. Filed on November 8, 2016 (the “Schedule 13D”), filed on behalf of John S. Stafford, Jr., John S. Stafford, III, James M. Stafford and Ronin Capital, LLC relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”), amends the Schedule 13D as follows:

Item 1.         Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 40 Middlesex Turnpike, Bedford, MA 01730.

Item 2.         Identity and Background

(a)                                 Name: John S. Stafford, Jr.

John S. Stafford, III

James M. Stafford

Ronin Capital, LLC (each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for all Reporting Persons:  350 N. Orleans Street, Suite 2N, Chicago, IL 60654

(c)                                  John S. Stafford, Jr. is self-employed and works at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

John S. Stafford, III is the manager of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654.

James M. Stafford is self-employed and works at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, Jr. is a citizen of the United States.

John S. Stafford, III is a citizen of the United States

James M. Stafford is a citizen of the United States

Ronin Capital, LLC is a Delaware limited liability company

Item 3.         Source and Amount of Funds or Other Consideration

The information set forth below supplements the prior disclosure of the Reporting Persons in the Schedule 13D.

John S. Stafford, Jr. is the beneficial owner of an aggregate of 326,671 shares of Common Stock.  275,899 shares subject to proxies given to John S. Stafford Jr. granting him the right to vote such shares expired on January 14, 2017. The 326,671 shares of Common Stock directly beneficially owned by John S. Stafford, Jr. were purchased for an aggregate consideration of $2,101,293. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.  John S. Stafford, Jr.’s ownership includes shares held as a long-term investment and shares purchased over a number of years, or acquired from the Issuer in the form of compensatory equity awards for service as a director.

John S. Stafford, III is the beneficial owner of an aggregate of 3,253,508 shares of Common Stock which were purchased for an aggregate consideration of $18,734,589.  John S. Stafford, III’s personal funds were the source of such consideration. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. John S. Stafford, III’s ownership includes shares held as a long-term investment and shares purchased over a number of years, or acquired from the Issuer in the form of compensatory equity awards for service as a director.

James M. Stafford is the beneficial owner of an aggregate of 1,358,251 shares of Common Stock which were purchased for an aggregate consideration of $8,964,456.60.  James M. Stafford’s personal funds were the source of such consideration. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.

Item 4.         Purpose of Transaction

John S. Stafford, III acquired the above reported 3,253,508 shares of the Common Stock based on his belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the ordinary course of business. All of the shares of common stock of Aware Inc. beneficially owned by John S. Stafford, III have been transferred to a Class C Capital Account at Ronin Capital, LLC as a capital contribution. Mr. Stafford remains the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

James M. Stafford acquired the above reported 1,358,251 shares of Common Stock based on his believe that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the ordinary course of business.

John S. Stafford, III and James M. Stafford each intend to continue to review their respective equity interest in the Issuer.  In addition, depending on their respective evaluations of the factors described below, the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by him, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons may also wish to engage in a dialogue with officers, directors, and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization.  The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following:  (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on his assessment of the foregoing factors, each Reporting Person may, from time to time, modify his present intention as stated in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)                                 In the aggregate, as of January 14, 2017, John S. Stafford, Jr. beneficially owns 326,671 shares of the Issuer’s Common Stock, representing approximately 1.5% of such class of securities.  This percentage of beneficial ownership is based on a total of 22,370,713 shares of the Common Stock outstanding as of December 31, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2016.

In the aggregate, John S. Stafford, III beneficially owns, as of January 14, 2017, 3,253,508 shares of the Issuer’s Common Stock, representing approximately 14.5% of such class of securities.   This percentage of beneficial ownership is based on a total of 22,370,713 shares of the Common Stock outstanding as of December 31, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2016.   See Item 3 herein above for a description of recent transactions in the Issuer’s securities by John S. Stafford, Jr. and John S. Stafford, III which are incorporated herein by reference.

In the aggregate, James M. Stafford beneficially owns, as of January 14, 2017, 1,358,251 shares of the Issue’s Common Stock, representing approximately 6.1% of such class of securities.   This percentage of beneficial ownership is based on a total of 22,370,713 shares of the Common Stock outstanding as of December 31, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2016.

(b)                                 John S. Stafford, III has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 3,253,508 shares of the Issuer’s Common Stock. See Item 3 herein above for a description of recent transactions in the Issuer’s securities by John S. Stafford, Jr. and John S. Stafford, III which are incorporated herein by reference. Mr. Stafford remains the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

James M. Stafford has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 1,358,251 shares of the Issuer’s Common Stock.

John S. Stafford, Jr. disclaims beneficial ownership of the 2,748,581 shares of the Issuer’s Common Stock owned beneficially by his wife, Susan Yang Stafford, and certain family trusts of which she is the trustee.

(c)                                  On November 1, 2016, John S. Stafford, III was appointed trustee of a family trust (the “2011 Gift Trust”) which beneficially owned 321,671 shares of the Issuer’s Common Stock as of November 1, 2016.  None of the Reporting Persons had a pecuniary interest in any shares of Common Stock beneficially owned by the 2011 Gift Trust and John S. Stafford, III disclaims beneficial ownership of these 321,671 shares of Common Stock pursuant to Rule 13d-4.

Also on November 1, 2016, the 2011 Gift Trust transferred 286,671 shares of Common Stock to John S. Stafford, Jr. and his spouse Susan Yang Stafford for replacement assets contributed to the 2011 Gift Trust by John S. Stafford, Jr. and Susan Yang Stafford in the form of cash equal to the then fair market value of the shares of Common Stock of $5.225, which was the average of the high and low prices of the Issuer’s Common Stock as reported on the NASDAQ Global Market on October 31, 2016.  The 286,671 shares of Common Stock, together with 35,000 shares of Common Stock directly beneficially owned by John S. Stafford, Jr., were then immediately gifted by John S. Stafford, Jr. and Susan Yang Stafford to a revocable trust controlled by John S. Stafford, Jr., which shares are included in the amount of shares beneficially owned by John S. Stafford, Jr. as reported in this Amendment.

On January 3, 2017, the Issuer issued to each of John S. Stafford, Jr. and John S. Stafford, III 5,000 shares of Common Stock upon the vesting of restricted stock units as compensation for service on the Issuer’s board of directors.  John S. Stafford, Jr. gifted the 5,000 shares of Common Stock issued to him on January 3, 2017 to his irrevocable trust that holds all of his other shares of the Issuer’s Common Stock.

(d)                                 No person other than John S. Stafford, III is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 3,253,508 shares of the Common Stock reported hereby.  No person other than James M. Stafford is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 1,358,251 shares of the Common Stock reported hereby.  John S. Stafford, Jr. does not have the right to direct receipt of dividends or the proceeds from the sale of the Common Stock which he beneficially owns as a result of holding the proxies described above.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John S. Stafford, III is the adult son of John S. Stafford, Jr.  James M. Stafford is the adult son of John S. Stafford, Jr.  They have entered into an unwritten agreement to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable.

Item 7.         Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 14, 2017

/s/ John S. Stafford, Jr.
John S. Stafford, Jr.

/s/ John S. Stafford, III
John S. Stafford, III

/s/ James M. Stafford
James M. Stafford

Ronin Capital, LLC

By:	/s/ Agnes Burda
	Name:	Agnes Burda
	Title:	Compliance Officer